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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                  PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                APRIL 26, 2006

                       Commission File Number: 001-14534


                           PRECISION DRILLING TRUST
            (Exact name of registrant as specified in its charter)


                          4200, 150 - 6TH AVENUE S.W.
                               CALGARY, ALBERTA
                                CANADA T2P 3Y7
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Dated: April 26, 2006


                                       PRECISION DRILLING TRUST
                                       By its Administrator PRECISION DRILLING
                                       CORPORATION


                                       By: /s/ Darren Ruhr
                                           ----------------------------------
                                       Name:  Darren Ruhr
                                       Title: Corporate Secretary

EXHIBIT      TITLE
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1 PRESS RELEASE - PRECISION DRILLING TRUST REPORTS RECORD FIRST QUARTER RESULTS AND ANNOUNCES EXPANSION PLANS FOR THE UNITED STATES